                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                    American Strategic Income Portfolio, Inc.
                                      (ASP)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    030098107
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 1998
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
        subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [x]


                               (Page 1 of 5 pages)
                             There are no exhibits.



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                                  SCHEDULE 13D


CUSIP No. 030098107                                    Page  2  of  5  Pages
                                                            ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D. # 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /x/


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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                    7    SOLE VOTING POWER

     NUMBER OF           88,088 Shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               88,088 Shares
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     88,088 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.86%
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14   TYPE OF REPORTING PERSON*

     IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer
         Common Stock
         American Strategic Income Portfolio, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis, Minnesota   55402-3804

ITEM 2   Identity and Background
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
             ("KIM")
             George W. Karpus, President. Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director
             Sophie Karpus, Director
         b) 14 Tobey Village Office Park
            Pittsford, New York  14534
         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations
         KIM, an independent investment adviser, has accumulated shares of ASP on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction
         KIM has purchased Shares for investment purposes. Being
         primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of ASP fit the
         investment guidelines for various Accounts. Shares of the fund have been acquired since April 28, 1997. KIM intends to
         influence management and the Board of Directors to represent shareholder interests and to take steps to close the discount to net asset value at which the fund currently trades. On
         March 20, 1998
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         Piper Capital Management stated their intentions to recommend open market repurchases. This announcement prompted KIM to withdraw any and all previous proposals submitted to the Fund.

ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 88,088 Shares which represents 1.86% of the outstanding Shares. None of the Principals or KIM presently owns any other Shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases since April 1997 for the Accounts.
            There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.


Purchase      Shares       Price Per     Purchase     Shares       Price Per
Date          Purchased    Share         Date         Purchased    Share
  4/28/97        1,000            11     12/11/97        1,500      11.4375
   5/5/97        4,000        11.125     12/12/97        5,900      11.4375
  5/13/97          350        11.125     12/16/97       11,200      11.4375
  5/14/97        3,400        11.125     12/17/97        1,000      11.4375
  12/1/97         -920         12.87     12/19/97       -3,900       11.625
  12/8/97         -542         12.87     12/23/97       29,200      11.4375
  12/9/97        6,100          11.5     12/23/97        3,000         11.5
 12/10/97       11,800       11.4375      2/18/98        5,000      11.8125
                                           3/6/98        3,400      11.6875
                                          3/11/98        6,600      11.6875

         The above listed transactions have totaled 88,088 Shares. Sale transactions of 12/1/97 and 12/8/97 were Shares that were tendered to the Fund per tender offer. The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer. Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of ASP securities.
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ITEM 7   Materials to be Filed as Exhibits
         Not applicable.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                         Karpus Management, Inc.


April 9, 1998                            By: /s/ George W. Karpus Pres

------------------                           --------------------------------
      Date                                    Name / Title

                                             George W. Karpus, President
                                             ---------------------------
                                                    Name / Title